Exhibit to Question 77(q)(1)


E*TRADE Funds Expense Limitation Agreement

In the interest of limiting expenses of each Fund, ETAM has entered Into an expense limitation agreement with each Fund listed below ("Expense Limitation Agreement"). For the International Fund, Russell 2000 Fund, S&P 500 Fund and Technology Fund, the Expense Limitation Agreement will continue through at least April 30, 2005. There is no guarantee that the Expense Limitation Agreement will continue after April 30, 2005. ETAM may determine to discontinue the Expense Limitation Agreement for the Index Funds if the assets of Funds do not significantly increase by the expiration date of the Expense Limitation Agreement.

Effective April 29, 2004 (for the Russell 2000 Fund and Technology
Fund) and May 28, 2004 (for the International Fund and S&P 500 Fund), pursuant to the Expense Limitation Agreement, ETAM has agreed to waive or limit its fees or assume other expenses so that the total operating expenses of each Fund (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, annual account maintenance fees payable to ETAM, and extraordinary fees and expenses not incurred in the ordinary course of a Fund's business) are limited to following as a percentage of each Fund's average daily net assets:

Fund                     Expense Limitation
Russell 2000 Fund*		0.26%
Technology Fund*            	0.60%
International Fund*               	0.33%
S&P 500 Fund                       	0.10%

* Prior to April 29, 2004, the expense ratios for the Russell 2000 Fund, Technology Fund, International Fund and S&P 500 Fund were limited to 0.65%, 0.85%, 0.65% and 0.40%, respectively. Prior to May 28 2004, the expense ratios for the International Fund and S&P 500 Fund were 0.34% and 0.14%, respectively.